UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

Cohen & Steers Select Utility Fund, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

19248A109
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 15, 2007
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See§ 240.13d-7 for other parties to whom copies are to be sent.

_______________
1           The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 19248A109

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WESTERN INVESTMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,306,300
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,306,300
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,306,300
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14	TYPE OF REPORTING PERSON* OO

CUSIP NO. 19248A109

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ARTHUR D. LIPSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,306,300
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,306,300
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,306,300
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14	TYPE OF REPORTING PERSON* IN

CUSIP NO. 19248A109

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WESTERN INVESTMENT HEDGED PARTNERS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,292,400
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,292,400
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,292,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%
14	TYPE OF REPORTING PERSON* PN

CUSIP NO. 19248A109

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WESTERN INVESTMENT ACTIVISM PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,292,400
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,292,400
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,292,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%
14	TYPE OF REPORTING PERSON* OO

CUSIP NO. 19248A109

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WESTERN INVESTMENT TOTAL RETURN FUND LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) - 0 -
14	TYPE OF REPORTING PERSON* CO

CUSIP NO. 19248A109

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WESTERN INVESTMENT TOTAL RETURN PARTNERS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 722,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 722,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 722,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%
14	TYPE OF REPORTING PERSON* PN

CUSIP NO. 19248A109

    The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.                 Security and Issuer.

    This statement relates to the Common Stock, $0.001 par value (the “Shares”), of Cohen & Steers Select Utility Fund, Inc. (the “Issuer”).  The address of the principal executive offices of the Issuer is 280 Park Avenue, New York, New York 10017.

Item 2.                 Identity and Background

(a)           This statement is filed by Western Investment LLC, a Delaware limited liability company ("WILLC"), Western Investment Hedged Partners L.P., a Delaware limited partnership ("WIHP"), Western Investment Activism Partners LLC, a Delaware limited liability company ("WIAP"), Western Investment Total Return Fund Ltd., a Cayman Islands corporation (“WITR”), Western Investment Total Return Partners L.P., a Delaware limited partnership (“WITRP”) and Arthur D. Lipson (“Mr. Lipson”).  Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."  Each of the Reporting Persons is party to that certain Joint Filing Agreement as further described in Item 6.

WILLC has sole voting and investment power over WIHP's, WIAP's, WITR’s and WITRP's security holdings and Mr. Lipson, in his role as the managing member of WILLC, controls WILLC's voting and investment decisions.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The principal business address of WILLC, WIHP, WIAP, WITR, WITRP and Mr. Lipson is 7050 S. Union Park Center, Suite 590, Midvale, Utah 84047.  The officers and directors of WITR are set forth on Schedule B and incorporated by reference in this Item 2.

(c)           The principal business of WILLC is acting as the managing member of WIAP, investment manager of WITR and the general partner of each of WIHP and WITRP.  The principal occupation of Arthur D. Lipson is acting as managing member of WILLC.  The principal business of WIHP, WIAP, WITR and WITRP is acquiring, holding and disposing of investments in various companies.

(d)           No Reporting Person, nor any person listed on Schedule B annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person, nor any person listed on Schedule B annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)             Mr. Lipson is a citizen of the United States of America.

CUSIP NO. 19248A109

Item 3.                 Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the 3,306,300 Shares beneficially owned by WILLC is approximately $89,503,694. The Shares beneficially owned by WILLC consist of 1,000 Shares that were acquired with WILLC's working capital, 1,292,400 Shares that were acquired with WIHP's working capital, 1,290,900 Shares that were acquired with WIAP's working capital and 722,000 Shares that were acquired with WITRP's working capital.

Item 4.                 Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were significantly undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase of additional Shares desirable, the Reporting Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth in this Schedule 13D or such as would occur upon completion of any of the actions discussed above.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis and engage in discussions with management, the Board of the Issuer and other stockholders of the Issuer concerning the business, operations and future plans of the Issuer.  The Reporting Persons are concerned by the persistent discount to net asset value at which the Shares have been trading and believe that the Issuer should take appropriate action to cause the discount to net asset value to be eliminated or reduced.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels and/or discount to net asset value of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, seeking Board representation, commencing a tender offer, making shareholder proposals concerning, among other things, changes to the capitalization, ownership structure or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.                 Interest in Securities of the Issuer.

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 43,320,750 Shares outstanding, which is the total number of Shares outstanding as of June 30, 2007, as reported in the Issuer’s Form N-CSRS filed with the Securities and Exchange Commission on August 29, 2007.

As of the date hereof, WIHP, WIAP and WITRP beneficially own 1,292,400, 1,290,900 and 722,000 Shares, respectively, representing approximately 3.0%, 3.0% and 1.7%, respectively, of the Shares outstanding.  WILLC beneficially owns 3,306,300 Shares, constituting approximately 7.6% of the Shares outstanding. Mr. Lipson beneficially owns 3,306,300 Shares, constituting approximately 7.6% of the Shares outstanding.  WITR does not currently beneficially own any Shares.

CUSIP NO. 19248A109

(b)           Each of WILLC and Mr. Lipson is deemed to have sole voting and dispositive power over the Shares reported as beneficially owned by WIHP, WIAP and WITRP by virtue of their respective positions as described in Item 2.

(c)           Schedule A annexed hereto lists all transactions in the Shares during the past sixty days by the Reporting Persons.  All of such transactions were effected in the open market.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)           Not applicable.

Item 6.                 Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     On November 26, 2007, WILLC, WIHP, WIAP, WITR, WITRP and Arthur D. Lipson entered into a Joint Filing Agreement  (the "Joint Filing Agreement") in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached as an exhibit hereto and is incorporated herein by reference.

As of the date hereof, each of WIHP and WITR was a party to certain equity swap arrangements (the “Swap Arrangements”) with a financial institution (the “Bank”) as the counterparty.  Pursuant to these Swap Arrangements, each of WIHP and WITR is obligated to pay to the Bank the equity notional amount on a total of 46,900 and 525,459 Shares, respectively, subject to the Swap Arrangements (the “Reference Shares”) as of the beginning of the valuation period (which resets monthly), plus interest.  At the termination of the Swap Arrangements, the Bank is obligated to pay to each of WIHP and WITR the market value of their respective interest in the Reference Shares as of the end of the valuation period.  Any dividends received by the Bank on the Reference Shares during the term of the Swap Arrangements will be paid to WIHP and WITR.  All balances will be cash settled and there will be no transfer to WIHP or WITR of voting or dispositive power over the Reference Shares.  The Swap Arrangements expire on May 5, 2008.  Each of the Reporting Persons disclaims beneficial ownership of the Reference Shares except to the extent of his or its pecuniary interest therein.  The Reference Shares are not included as part of the totals, with respect to Shares, disclosed herein by the Reporting Persons.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1
Joint Filing Agreement by and among Western Investment LLC, Western Investment Hedged Partners L.P., Western Investment Activism Partners LLC, Western Investment Total Return Fund Ltd., Western Investment Total Return Partners L.P. and Arthur D. Lipson, dated November 26, 2007.

CUSIP NO. 19248A109

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 26, 2007	WESTERN INVESTMENT LLC

	By:	/s/ Arthur D. Lipson
Name: Arthur D. Lipson
Title: Managing Member

WESTERN INVESTMENT HEDGED PARTNERS L.P.

By: Western Investment LLC,
Its General Partner

	By:	/s/ Arthur D. Lipson
Name: Arthur D. Lipson
Title: Managing Member

WESTERN INVESTMENT ACTIVISM PARTNERS LLC

By: Western Investment LLC,
Its Managing Member

	By:	/s/ Arthur D. Lipson
Name: Arthur D. Lipson
Title: Managing Member

WESTERN INVESTMENT TOTAL RETURN FUND LTD.

By: Western Investment LLC,
Its Investment Manager

	By:	/s/ Arthur D. Lipson
Name: Arthur D. Lipson
Title: Managing Member

WESTERN INVESTMENT TOTAL RETURN PARTNERS L.P.

By: Western Investment LLC,
Its General Partner

	By:	/s/ Arthur D. Lipson
Name: Arthur D. Lipson
Title: Managing Member

CUSIP NO. 19248A109

/s/ Arthur D. Lipson
ARTHUR D. LIPSON

CUSIP NO. 19248A109

SCHEDULE A
Transactions in the Shares During the Past 60 Days

Shares of Common Stock Purchased / (Sold)	Price Per Share($)	Date of Purchase / Sale

WESTERN INVESTMENT HEDGED PARTNERS L.P.

100	25.5025	09/17/07
4,100	25.8542	09/18/07
30,000	26.3794	09/19/07
(30,000)	26.3064	09/21/07
(16,000)	26.3999	09/24/07
(10,700)	26.3244	09/25/07
(400)	26.4271	09/26/07
(5,900)	26.2899	09/28/07
(2,500)	26.3902	10/01/07
(6,000)	26.4521	10/02/07
(8,200)	26.3572	10/03/07
(1,300)	26.9211	10/05/07
(1,500)	26.8879	10/08/07
194,200	27.1400	10/15/07
450,000	27.0900	10/16/07
(6,400)	26.9362	11/16/07
54,500	26.9795	11/16/07
202,400	27.0598	11/16/07
19,100	27.1748	11/19/07
50,000	27.2400	11/19/07
96,500	27.2827	11/19/07
7,900	27.2821	11/21/07
37,100	27.4100	11/21/07

WESTERN INVESTMENT ACTIVISM PARTNERS LLC

(2,200)	26.3596	09/24/07

CUSIP NO. 19248A109

(8,200)	26.3993	09/24/07
(2,400)	26.3902	10/01/07
(5,300)	26.4521	10/02/07
(8,200)	26.3572	10/03/07
(1,300)	26.9211	10/05/07
(1,500)	26.8879	10/08/07
20,500	27.0502	10/09/07
6,800	27.3043	10/10/07
(4,000)	27.3396	10/10/07
450,000	27.3500	10/11/07
450,000	27.3200	10/12/07
255,800	27.1400	10/15/07

WESTERN INVESTMENT TOTAL RETURN PARTNERS L.P.

126,000	27.1101	11/15/07
50,000	27.2827	11/19/07
46,500	27.3998	11/20/07
13,500	27.2821	11/21/07
62,900	27.4100	11/21/07
414,000	27.5400	11/26/07
9,100	27.4725	11/26/07

WESTERN INVESTMENT LLC

1,000	27.1145	10/17/07

WESTERN INVESTMENT TOTAL RETURN FUND LTD.
None

ARTHUR D. LIPSON
None

CUSIP NO. 19248A109

SCHEDULE B

Directors and Officers of Western Investment Total Return Fund Ltd.

Name and Position	Principal Occupation	Principal Business Address

Don M. Seymour Director	Businessperson dms Management Ltd.	dms Management Ltd. PO Box 31910SMB George Town, Grand Cayman Cayman Islands

David Bree Director	Businessperson dms Management Ltd.	dms Management Ltd. PO Box 31910SMB George Town, Grand Cayman Cayman Islands

J.D. Clark & Co. Secretary	Trust Company	2425 Lincoln Ave. Ogden, Utah 84401

CUSIP NO. 19248A109

EXHIBIT INDEX

Exhibit	Exhibit Number
Joint Filing Agreement by and among Western Investment LLC, Western Investment Hedged Partners L.P., Western Investment Activism Partners LLC, Western Investment Total Return Fund Ltd., Western Investment Total Return Partners L.P. and Arthur D. Lipson, dated November 26, 2007.	99.1